[Total S.A. Letterhead]

October 6, 2006

By EDGAR, “CORRESP” Designation

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total S.A.
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

We are in receipt of the letters from the Staff of the Securities and Exchange Commission, dated September 25, 2006 and September 28, 2006, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As discussed, we will be unable to respond to your comments within the ten business days requested in the letters, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments no later than October 25, 2006.

On behalf of Total, I would like to thank you and your colleagues for your granting of this extension, and please do not hesitate to call me at (011) (331) 4744-3622 or Richard Asthalter of Sullivan & Cromwell LLP at (011) (331) 7304-5810 if you have any questions regarding the above.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières
Deputy General Counsel

cc:	Kevin Stertzel
Jack Guggenheim
(Securities and Exchange Commission)

Richard G. Asthalter
(Sullivan & Cromwell LLP)